Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-184359

PROSPECTUS

COMBIMATRIX CORPORATION

467,279 SHARES OF COMMON STOCK

This prospectus relates to the resale at various times, by the selling stockholders identified in this prospectus, of up to 467,279 shares (the “Shares”) of Common Stock, par value $0.001 per share (“Common Stock”), issuable (i) upon conversion of certain shares of our issued and outstanding Series A 6% Convertible Preferred Stock, par value $0.001 per share (the “Series A Stock”) and (ii) as dividends and “make-whole” payments on certain shares of our issued and outstanding Series A Stock.

The Shares are being offered by the selling stockholders identified in this prospectus (the “Selling Stockholders”). We may add, update or change the Selling Stockholders identified in this prospectus in a prospectus supplement. To the extent that a statement made in a prospectus supplement conflicts with statements made in this prospectus, the statements made in the prospectus supplement will be deemed to modify or supersede those made in this prospectus.

We will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders. See “Use of Proceeds” on page 22 of this prospectus. The Selling Stockholders may sell their Shares on any stock exchange, market or trading facility on which the Shares are traded or quoted, or in private transactions. These sales may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. See “Plan of Distribution” on page 26 of this prospectus.

We have agreed to pay certain expenses in connection with the registration of the Shares.

Our Common Stock is traded on The Nasdaq Capital Market under the symbol “CBMX.”  On December 11, 2012, the closing sale price of our Common Stock on The Nasdaq Capital Market was $8.67 per share.

Our principal executive offices are located at 310 Goddard, Suite 150, Irvine, California 92618.

These are speculative securities. Investing in these securities involves significant risks. You should purchase these securities only if you can afford a complete loss of your investment. You should carefully consider the risk factors beginning on page 6 of this prospectus before purchasing any of the Common Stock offered by this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is December 13, 2012.

In this prospectus, references to “we,” “us,” “our” or “CombiMatrix” mean CombiMatrix Corporation and its subsidiary.

PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus. It does not contain all of the information that may be important to you.  We encourage you to carefully read this entire prospectus and the documents to which we refer. The following summary is qualified in its entirety by reference to the information appearing elsewhere in this prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus or a prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state in which the offer or sale is not permitted. You should not assume that the information appearing in this prospectus, any prospectus supplement or any document incorporated by reference is accurate as of any date other than its date, regardless of the time of delivery of the prospectus or prospectus supplement or any sale of securities. Our business, financial condition, results of operations and prospects may have changed since those dates.

Our Company

We are a molecular diagnostics company that operates primarily in the field of genetic analysis and molecular diagnostics through our wholly owned subsidiary, CombiMatrix Molecular Diagnostics, Inc., or CMDX, located in Irvine, California. CMDX operates as a diagnostics reference laboratory, providing DNA-based clinical diagnostic testing services to physicians, hospitals, clinics and other laboratories in the areas of pre-and postnatal development disorders and hematology/oncology genomics. Our mission is to empower physicians to positively impact patient care through the delivery of innovative molecular diagnostic services.

Our principal business office is located at 310 Goddard, Suite 150, Irvine, California 92618, and our telephone number is (949) 753-0624. Our website address is www.combimatrix.com. Information contained in our website or any other website does not constitute part of this prospectus.

RECENT DEVELOPMENTS

Reverse Stock Split

On December 4, 2012, we filed a Certificate of Amendment to our Certificate of Incorporation with the Delaware Secretary of State to effect a  one-for-ten reverse stock split of our Common Stock. The reverse stock split was approved at a special meeting of our stockholders held on November 29, 2012. All share and per share price data in this prospectus gives effect to the reverse stock split.

Preferred Stock Financing

On September 28, 2012, we entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Selling Stockholders, pursuant to which we sold and issued 1,050.70039 shares of our newly created Series A Stock to the Selling Stockholders at a purchase price of $1,000 per share on October 1, 2012 (the “First Closing”) and, after stockholder approval was obtained on November 29, 2012, we sold and issued 1,449.29961 additional shares of Series A Stock to the Selling Stockholders at a purchase price of $1,000 per share on December 6, 2012 (the “Second Closing”). The $1,050,700.39 aggregate purchase price for the Series A Stock issued and sold in the First Closing was paid in cash. The $1,449,299.61 aggregate purchase price for the Series A Stock issued and sold in the Second Closing was paid in cash.

In addition to the issuance of the Series A Stock, at each Closing we issued to each Selling Stockholder a Warrant to purchase Common Stock, initially exercisable for a number of shares of Common Stock equal to the number of shares of Common Stock issuable upon conversion at the initial conversion price of the Series A Stock acquired by such Selling Stockholder at such Closing (collectively the “Warrants”).

Pursuant to the Certificate of Designation of Preferences, Rights and Limitations of Series A 6% Convertible Preferred Stock we filed with the Delaware Secretary of State on September 28, 2012 (the “Certificate of Designation”), each share of Series A Stock was initially convertible at any time at the holder’s option into shares of Common Stock at an initial conversion price of $4.9112 per share of Common Stock, which is 77.5% of the three day volume weighted average price (“VWAP”) of one share of Common Stock immediately prior to the execution of the Purchase Agreement. The conversion price of the Series A Stock is subject to full-ratchet anti-dilution adjustment in the event we issue securities, other than certain excepted issuances, at a price below the then current conversion price.

The conversion price of the Series A Stock will be reduced to the lesser of the then-applicable conversion price or 77.5% of the three day VWAP of one share of Common Stock immediately prior to each of the following dates: (i) each Effective Date, (ii) the date of the Second Closing and (iii) the 180th calendar day following each Effective Date. “Effective Date” means each date that a registration statement filed by us pursuant to the Registration Rights Agreement (described below) is declared effective by the Securities and Exchange Commission (the “SEC”). In the event that a registration statement is not declared effective prior to the date that the shares being registered on such registration statement become eligible for resale pursuant to Rule 144 (without volume or manner restrictions), the date such shares may be sold pursuant to Rule 144 (without volume or manner restrictions) shall be deemed the “Effective Date.” On December 6, 2012, the date of the Second Closing, the conversion price of the Series A Stock was reduced to $1.9995. Selling Stockholders may not short sell Common Stock during the three trading day measurement period prior to a conversion price reset. The conversion price of the Series A Stock also is subject to proportional adjustment for stock splits, stock dividends, recapitalizations and the like.

The exercise price of the Warrants issued at the First Closing is $9.50 per share of Common Stock. The exercise price of the Warrants issued at the Second Closing is $2.364, which is equal to 120% of the market value (as defined by Nasdaq rules) of one share of Common Stock on date of the Second Closing. The Warrants have a 5 ½ year term, are not exercisable for the first six months following issuance and include a cash-less exercise provision which is only applicable if the Common Stock underlying the Warrants is not subject to an effective registration statement or otherwise cannot be sold without restriction pursuant to Rule 144. The exercise price of the Warrants and the number of shares of Common Stock underlying the Warrants are subject to full-ratchet anti-dilution adjustment in the event we issue securities, other than certain excepted issuances, at a price below the then current exercise price.

The Series A Stock is non-voting (except to the extent required by law and except for certain consent rights relating to amending the certificate of incorporation or bylaws, and the like), but ranks senior to the Common Stock with respect to dividends and with respect to distributions upon a deemed dissolution, liquidation or winding-up of the Company. The Series A Stock is entitled to 6% accruing dividends per annum. The dividends are payable semi-annually in cash or, subject to certain conditions and at our election, in Common Stock. If the dividends are paid in Common Stock, the number of shares of Common Stock comprising the dividend on each share of Series A Stock will be valued at a 20% discount to the average of the daily VWAPs for the five-day trading period immediately prior to the dividend payment date. If the Series A Stock is converted into Common Stock prior to the third anniversary of its issuance date, we will pay to each holder of Series A Stock converting to Common Stock, as a “make-whole” payment in cash or, subject to certain conditions, in Common Stock, in an amount equal to $118 per $1,000 of stated value of Series A Stock so converted, less the aggregate amount of dividends previously paid on such converting Series A Stock. If the “make-whole” payment is made in Common Stock, the number of shares of Common Stock comprising the “make-whole” payment on each share of Series A Stock will be valued at a 20% discount to the average of the daily VWAPs for the five-day trading period immediately prior to the “make-whole” payment date.

The holders of Series A Stock may require us to (A) redeem the Series A Stock for a cash payment of at least 130% of the stated value of the Series A Stock or (B) either redeem the Series A Stock in exchange for the issuance of Common Stock valued at a discount of 25% to the preceding 10 days’ VWAPs or increase the dividend payable on the Series A Stock to 18% per annum, in each case dependent upon the occurrence of certain triggering events based upon (i) the failure of the initial registration statement to be declared effective as required by the Registration Rights Agreement; (ii) the lapse of effectiveness of one or more of the registration statements; (iii) the failure to timely deliver stock certificates; (iv) the breach of certain provisions of the Registration Rights Agreement; (v) the failure to pay certain liquidated damages or penalties required by the Certificate of Designation or Registration Rights Agreement; (vi) the failure to have available a sufficient number of authorized and unreserved shares of Common Stock to issue upon conversion of Series A Stock; (vii) the material, uncured failure by us to observe or perform any other covenant, agreement or warranty contained in, or otherwise commit any material breach of any of the transaction agreements; (viii) the redemption of any Common Stock, subject to certain exceptions; (ix) a change in control of the Company; (x) the bankruptcy, assignment for benefit of creditors, or similar insolvency event of the Company or its subsidiary; (xi) the delisting of the Common Stock for more than five trading days; or (xii) any monetary judgment or similar order for more than $500,000 against us, our subsidiary or any of our respective properties or other assets that is not covered by insurance and remains unvacated, unbonded or unstayed for a period of 45 calendar days.

The Selling Stockholders have agreed to be subject to a blocker, in both the Certificate of Designation and Warrants, that would prevent their Common Stock ownership at any given time from exceeding 4.99% (which may be increased, but not above 9.99%) of our outstanding Common Stock. For a period of 12 months following the First Closing, we have granted the Selling Stockholders a right of first offer on certain of our future issuances of securities. We have also agreed to certain standstill provisions, pursuant to which we may not issue any equity securities (or securities convertible into equity) until 180 days following the Second Closing (except for certain exempt issuances); provided, however, if the registration statements covering Common Stock issuable upon conversion of the Series A Stock and exercise of the Warrants sold and issued at both the First Closing and Second Closing are declared effective prior to March 1, 2013, then the restriction on our issuance of equity securities (or securities convertible into equity) will expire on March 1, 2013. In addition, until all Selling Stockholders no longer hold Series A Stock or Warrants, (i) we may not sell any variable rate securities or dilutive securities except for certain exempt issuances; and (ii) if we enter into a subsequent financing on more favorable terms than the Series A Stock financing, then the agreements between us and the Selling Stockholders will be amended to include such more favorable terms.

In connection with the Series A Stock financing, we have entered into a Registration Rights Agreement with the Selling Stockholders (the “Registration Rights Agreement”). The Registration Rights Agreement requires us, not later than 15 days after each Closing, to file a registration statement with the SEC registering for resale (i) the shares of Common Stock issuable upon conversion of the Series A Stock, (ii) the shares of Common Stock issuable as dividends and “make-whole” payments on the Series A Stock, (iii) the shares of Common Stock issuable upon exercise of the Warrants, and (iv) any additional shares of Common Stock issuable in connection with any anti-dilution provisions in the Certificate of Designation or the Warrants. The deadline to register the shares of Common Stock issuable upon exercise of the Warrants issued at the First Closing has been extended by the Selling Stockholders to the 90th day after the Second Closing.

This registration statement is being filed pursuant to our obligations in the

Registration Rights Agreement. Although the Registration Rights Agreement requires us to register for resale shares of Common Stock issuable in connection with any anti-dilution provisions in the Certificate of Designation or the Warrants, as of the date hereof such anti-dilution provisions have not been invoked and it would be impracticable for us to assume if or when such provisions would be invoked. We have agreed to cause the registration statements to be declared effective on or prior to the 90th day after the applicable Closing, and we have agreed to file additional registration statements if necessary. Under the terms of the Registration Rights Agreement, we are obligated to maintain the effectiveness of the resale registration statements until all securities registered thereunder are sold or otherwise can be sold without restriction pursuant to Rule 144. The Registration Rights Agreement includes liquidated damages provisions in the event we fail to file or maintain the effectiveness of the registration statements. We do not plan to register the Series A Stock or the Warrants.

In connection with the Series A Stock financing, our officers, directors and 10% or greater stockholders entered into a Voting Agreement (the “Voting Agreement”) and a Lock-Up Agreement (the “Lock-Up Agreement”). Pursuant to the Voting Agreement, the parties thereto have agreed to vote in favor of the Series A Stock financing at a stockholder meeting seeking approval of the same (as described below). Pursuant to the Lock-Up Agreement, the parties thereto have agreed, subject to certain exceptions, to not sell any Common Stock until the earlier of (i) 180 days following the effectiveness of the registration statements filed pursuant to the Registration Rights Agreement, or (ii) 180 days following the date all shares underlying Series A Preferred Stock and Warrants can be sold without restriction under Rule 144 of the Securities.

We agreed to seek stockholder approval for (i) the terms of the Series A Stock, (ii) the issuance of the Series A Stock and Warrants at the Second Closing, and (iii) the issuance and delivery in the aggregate of that number of shares of Common Stock exceeding 19.99% of the outstanding shares of Common Stock upon conversion of the Series A Stock and/or exercise of the Warrants. Pursuant to the terms of the Certificate of Designation and Purchase Agreement, we were required to seek stockholder approval within sixty days of the First Closing. Such stockholder approval was obtained on November 29, 2012.

THE OFFERING

Shares of Common Stock Registered Hereunder:

Up to 467,279 Shares, representing Shares issuable (i) upon conversion of certain issued and outstanding shares of our Series A Stock and (ii) as dividends and “make-whole” payments on certain issued and outstanding shares of our Series A Stock.

Common Stock Outstanding as of December 7, 2012:	1,070,384

Use of Proceeds:	We will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders.

Risk Factors:

An investment in our securities involves a high degree of risk and could result in the loss of your entire investment. Prior to making an investment decision, you should carefully consider all of the information in this prospectus and, in particular, you should evaluate the risk factors set forth under the caption “Risk Factors” beginning on page 6 of this prospectus.

RISK FACTORS

An investment in our securities involves a number of risks.  Before making a decision to purchase our securities, you should carefully consider all of the risks described below, in addition to the other information contained in this prospectus, any prospectus supplement, our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports filed on Form 8-K, and in our other filings with the SEC, including any subsequent reports filed on Forms 10-K, 10-Q and 8-K.  The risks and uncertainties described below are not the only ones that we face.  Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business and results of operations.  If any of these risks actually occur, our business, financial condition and results of operations could be materially adversely affected.  If this were to occur, the trading price for our securities could decline significantly and you may lose all or part of your investment.

Risks Related To Our Business

We may not be able to meet our cash requirements beyond the second quarter of 2013 without obtaining additional capital from external sources, and if we are unable to do so, we may not be able to continue as a going concern.

We anticipate that our cash and cash equivalents of $1.7 million as of September 30, 2012, together with the proceeds from the First Closing and the Second Closing of the Series A financing, will meet our cash requirements into the second quarter of 2013. However, in order for us to continue as a going concern beyond the second quarter of 2013, we will be required to obtain capital from external sources. If external financing sources are not available in a timely manner or at all, or are inadequate to fund our operations, it could result in reduced revenues and cash flows from the sales of our diagnostic services and/or could jeopardize our ability to launch, market and sell additional products and services necessary to grow and sustain our operations, and we will be required to reduce operating costs, including but not limited to reducing personnel across all operational functions, which could jeopardize our future strategic initiatives and business plans.

We have a history of losses and expect to incur additional losses in the future.

We have sustained substantial losses since our inception. We may never become profitable, or if we do, we may never be able to sustain profitability. We expect to incur significant research and development, marketing, general and administrative expenses. As a result, we expect to incur losses for the foreseeable future.

To date, we have relied primarily upon selling equity and convertible debt securities, as well as payments from strategic partners, to generate the funds needed to finance the implementation of our business strategies. We cannot assure you that we will not encounter unforeseen difficulties, including the outside influences identified below that may deplete our capital resources more rapidly than anticipated. Our subsidiary companies also may be required to obtain additional financing through bank borrowings, debt or equity financings or otherwise, which would require us to make additional investments or face a dilution of our equity interests. We cannot be sure that additional funding will be available on favorable terms, if at all. If we fail to obtain additional funding when needed for our subsidiary companies and ourselves, we may not be able to execute our business plans or continue operations, and our business may be materially adversely affected.

We began commercialization of our molecular diagnostics services in 2006. Accordingly, we have a limited operating history of generating revenues from products and services. In addition, we are still developing our product and service offerings and are subject to the risks, expenses and difficulties frequently encountered by companies with such limited operating histories. Since we have a limited operating history, we cannot assure you that our operations will become profitable or that we will generate sufficient revenues to meet our expenditures and support our activities.

Because our business operations are subject to many uncontrollable outside influences, we may not succeed.

Our business operations are subject to numerous risks from outside influences, including the following:

•                  Technological advances may make our array-based technology obsolete or less competitive, and as a result, our revenue and the value of our assets could materially decrease.

Our services are dependent upon oligo and BAC array-based technologies. These technologies compete with conventional diagnostic technologies such as FISH and PCR. Our products and services are substantially dependent upon our ability to offer the latest in array technology in the SNP genotyping, gene expression profiling, CGH and proteomic markets. We believe technological advances of conventional arrays are currently being developed by our existing competition, including companies such as LabCorp and Perkin-Elmer, and potential new competitors in the market. We also expect to face additional competition from new market entrants and consolidation of our existing competitors. Many of our competitors have existing strategic relationships with major pharmaceutical and biotechnology companies, greater commercial experience and substantially greater financial and personnel resources than we do. We expect new competitors to emerge and the intensity of competition to increase in the future. If these companies are able to offer technological advances, our products may become less valuable or even obsolete. We cannot provide any assurance that existing or new competitors will not enter the market with the same or similar technological advances before we are able to do so.

•                  New environmental regulation may materially increase the net losses of our business.

Our operations involve the use, transportation, storage and disposal of hazardous substances, and as a result, we are subject to environmental and health and safety laws and regulations. If we were to be found in violation of these laws and regulations, we may face fines or other penalties. Also, any changes in these laws and regulations could increase our compliance costs, and as a result, could materially increase our net losses.

•                  Our technologies face uncertain market value.

Our business includes many products, some of which were recently introduced into the market. These technologies and products have not gained widespread market acceptance, and we cannot provide any assurance that the increase, if any, in market acceptance of these technologies and products will meet or exceed our expectations.

Further, we are developing products and services, some of which have not yet been introduced into the market. A lack of or limited market acceptance of these technologies, products and services will have a material adverse effect upon our results of operations.

•                  We obtain components and raw materials from a limited number of sources, and, in some cases, a single source, and the loss or interruption of our supply sources may materially adversely impact our ability to manufacture our products to meet our existing or future sales targets.

Substantially all of the components and raw materials used in the manufacture of our products are currently provided from a limited number of sources or, in some cases, from a single source. Any supply interruption in a sole-sourced component or raw material might result in significant production delays and materially harm our ability to manufacture products until a new or alternative source of supply, if any, could be located and qualified. In addition, an uncorrected impurity or supplier’s variation in a raw material, either unknown to us or incompatible with our manufacturing process, could have a material adverse effect on our ability to manufacture products. We may be unable to find a sufficient alternative supply channel in a reasonable time period, or on commercially reasonable terms, if at all.

Any one of the foregoing outside influences may require us to seek additional financing to meet the challenges presented or to mitigate a loss in revenue, and we may not be able to obtain the needed financing in a timely manner on commercially reasonable terms or at all. Further, any one of the foregoing outside influences affecting our business could make it less likely that we will be able to gain acceptance of our array technology by researchers in the pharmaceutical, biotechnology and academic communities.

Our revenues will be unpredictable, and this may materially adversely affect our financial condition.

The amount and timing of revenues that we may realize from our business will be unpredictable because whether our products and services are commercialized and generate revenues depends, in part, on the efforts and timing of our potential customers. Also, our sales cycles may be lengthy. As a result, our revenues may vary significantly from quarter to quarter, which could make our business difficult to manage and cause our quarterly results to be below market expectations. If this happens, the price of our common stock may decline significantly.

The genetic diagnostic laboratory market is characterized by rapid technological change, frequent new product introductions, and evolving industry standards, and we may encounter difficulties keeping pace with changes in this market.

The introduction of diagnostic tests embodying new technologies and the emergence of new industry standards can render existing tests obsolete and unmarketable in short periods of time. We expect our competitors to introduce new products and services and enhancements to their existing products and services. We may not be able to enhance our current tests, or to develop new tests, in a manner that keeps pace with emerging industry standards and achieves market acceptance. Our inability to accomplish any of these endeavors will likely have a material adverse effect on our business, operating results, cash flows, and financial condition.

If we do not enter into successful partnerships and collaborations with other companies, we may not be able to fully develop our technologies or products, and our business would be materially adversely affected.

Since we do not possess all of the resources necessary to develop and commercialize products that may result from our technologies on a mass scale, we will need either to grow our sales, marketing and support group or make appropriate arrangements with strategic partners to market, sell and support our products. We believe that we will have to enter into additional strategic partnerships to develop and commercialize future products. If we cannot identify adequate partners, if we do not enter into adequate agreements, or if our existing arrangements or future agreements are not successful, our ability to develop and commercialize products will be impacted negatively, and our revenues will be materially adversely affected.

We have limited commercial experience in marketing or selling any of our potential products and services, and unless we develop these capabilities, we may not be successful.

Even if we are able to develop our products and services for commercial release on a large scale, we have limited experience in performing our tests in the volumes that will be necessary for us to achieve commercial sales and in marketing or selling our products to potential customers. We cannot assure you that we will be able to commercially perform our tests on a timely basis, in sufficient quantities, or on commercially reasonable terms.

We face intense competition, and we cannot assure you that we will be successful competing in the market.

The diagnostics market is characterized by rapidly changing technology, evolving industry standards, changes in customer needs, emerging competition and new product introductions. One or more of our competitors may offer technology superior to ours and render our technology obsolete or uneconomical. Many of our competitors have greater financial and personnel resources and more experience in marketing, sales and research and development than we have. If we were not able to compete successfully, our business and financial condition would be materially harmed.

If our technology is not widely adopted by physicians and laboratories in the diagnostics market, our business will be materially adversely affected.

In order to be successful, our test offerings must meet the commercial requirements of hospitals and physicians and be considered the standard of care in order to be widely adopted. Market acceptance will depend on many factors, including:

•                  the benefits and cost-effectiveness of our products relative to others available in the market;

•                  our ability to provide testing services in sufficient quantities with acceptable quality and reliability and at an acceptable cost;

•                  our ability to develop and market additional tests and enhance existing tests that are responsive to the changing needs of our customers; and

•                  the willingness and ability of customers to adopt new technologies or the reluctance of customers to change technologies upon which they have previously relied.

U.S. healthcare reform legislation may result in significant changes and our business could be adversely impacted if we fail to adapt.

Government oversight of and attention to the healthcare industry in the United States is significant and increasing. In March 2010, U.S. federal legislation was enacted to reform healthcare. The legislation provides for reductions in the Medicare clinical laboratory fee schedule beginning in 2011 and also includes a productivity adjustment that reduces the CPI market basket update beginning in 2011. The legislation imposes an excise tax on the seller for the sale of certain medical devices in the United States, including those purchased and used by laboratories, beginning in 2013. The legislation establishes the

Independent Payment Advisory Board, which will be responsible, beginning in 2014, annually to submit proposals aimed at reducing Medicare cost growth while preserving quality. These proposals automatically will be implemented unless Congress enacts alternative proposals that achieve the same savings targets. Further, the legislation calls for a Center for Medicare and Medicaid Innovation that will examine alternative payment methodologies and conduct demonstration programs. The legislation provides for extensive health insurance reforms, including the elimination of pre-existing condition exclusions and other limitations on coverage, fixed percentages on medical loss ratios, expansion in Medicaid and other programs, employer mandates, individual mandates, creation of state and regional health insurance exchanges, and tax subsidies for individuals to help cover the cost of individual insurance coverage. The legislation also permits the establishment of accountable care organizations, a new healthcare delivery model. While the ultimate impact of the legislation on the healthcare industry is unknown, it is likely to be extensive and may result in significant change. Our failure to adapt to these changes could have a material adverse effect on our business.

A significant component of our revenue is dependent on successful insurance claims. Our revenue will be diminished if payors do not adequately cover or reimburse us for our services.

Physicians and patients may decide not to order our high-complexity genomic microarray tests unless third-party payors, such as managed care organizations as well as government payors such as Medicare and Medicaid, pay a substantial portion of the test price. Reimbursement by a third-party payor may depend on a number of factors, including a payor’s determination that tests using our technologies are:

•                  not experimental or investigational;

•                  medically necessary;

•                  appropriate for the specific patient;

•                  cost-effective;

•                  supported by peer-reviewed publications; and

•                  included in clinical practice guidelines.

A substantial portion of the testing for which we bill our hospital and laboratory clients is ultimately paid by third-party payors. However, there is uncertainty concerning third-party payor reimbursement of any test, including our high-complexity genomic microarray tests. Several entities conduct technology assessments of medical tests and devices and provide the results of their assessments for informational purposes to other parties. These assessments may be used by third-party payors and health care providers as grounds to deny coverage for a test or procedure. It is possible that federal, state and third-party insurers may limit their coverage of our tests in the future.

Increasing emphasis on managed care in the United States is likely to put pressure on the pricing of healthcare services. Uncertainty exists as to the coverage and reimbursement status of new applications or services. Governmental payors and private payors are scrutinizing new medical products and services. Such third-parties may not cover, or may limit coverage and resulting reimbursement for our services. Additionally, third-party insurance coverage may not be available to patients for any of our existing tests or tests we may add in the future. Any pricing pressure exerted by these third-party payors on our customers may, in turn, be exerted by our customers on us. If governmental payors, including their contracted administrators, and other third-party payors do not provide adequate coverage and/or timely reimbursement for our services, our operating results, cash flows, or financial condition may materially decline.

Our business could be adversely impacted by the adoption of new coding for molecular genetic tests.

In 2011, the American Medical Association (AMA) released for comment two sets of CPT codes covering over 90% of the volume of current molecular pathology procedures. Although these codes were published in the CPT 2012 code set, they were not priced. The reimbursement for these codes will not be determined until the end of 2012 and will most likely not go into effect until 2013. If pricing and subsequent reimbursement levels for the new codes do not recognize the value of the molecular genetic tests, our revenues, earnings and cash flows could be adversely impacted.

Our cash flows and financial condition may materially decline if payors do not reimburse us for our services in a timely manner.

We depend on our payors to reimburse us for our services in timely manner. If our payors do not reimburse us in a timely manner, our cash flows and financial condition may materially decline.

Third-party billing is extremely complicated and could result in us incurring significant additional costs.

Billing for esoteric laboratory services is extremely complicated. The customer is the party that refers the tests and the payor is the party that pays for the tests, and the two are not always the same. Depending on the billing arrangement and/or applicable law, we need to bill various payors, such as patients, health insurance companies, Medicare, Medicaid, doctors and employer groups, all of which have different billing requirements. Health insurance companies and governmental payors also generally require complete and correct billing information within certain filing deadlines. Additionally, our billing relationships require us to undertake internal audits to evaluate compliance with applicable laws and regulations as well as internal compliance policies and procedures. Health insurance companies also impose routine external audits to evaluate payments made. Additional factors complicating billing are:

•                  pricing differences between our fee schedules and the reimbursement rates of the payors;

•                  disputes with payors as to which party is responsible for payment; and

•                  disparity in coverage and information requirements among various carriers.

We incur significant additional costs as a result of our participation in the Medicare and Medicaid programs, as billing and reimbursement for laboratory testing are subject to considerable and complex federal and state regulations. The additional costs we expect to incur as a result of our participation in the Medicare and Medicaid programs include costs related to, among other factors: (1) complexity added to our billing processes; (2) training and education of our employees and customers; (3) implementing compliance procedures and oversight; (4) collections and legal costs; (5) challenging coverage and payment denials; and (6) providing patients with information regarding claims processing and services, such as advanced beneficiary notices. If these costs increase, our results of operations will be materially adversely affected.

Loss of or adverse changes to our accreditations or licenses could materially and adversely affect our business, prospects and results of operations.

The clinical laboratory testing industry is highly regulated. We are subject to CLIA, a federal law that regulates clinical laboratories that perform testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease. CLIA is intended to ensure the quality and reliability of clinical laboratories in the United States by mandating specific standards in the areas of personnel qualifications, administration, and participation in proficiency testing, patient test management, quality control, quality assurance and inspections. We have a current certificate of accreditation under CLIA to perform testing. To renew this certificate, we are subject to survey and inspection every two years. Moreover, CLIA inspectors may make random inspections of our clinical reference laboratory. A failure to pass such inspections would result in suspension of our certificate of accreditation, which would have a material adverse effect on our business and results of operations.

We are also required to maintain a laboratory license to conduct testing in California. California laws establish standards for day-to-day operation of our clinical reference laboratory, including the training and skills required of personnel and quality control. Moreover, several states require that we hold licenses to test specimens from patients in those states. Other states may have similar requirements or may adopt similar requirements in the future. A failure to obtain and maintain these licenses would have a material adverse effect on our business and results of operations.

Complying with numerous regulations pertaining to our business is an expensive and time-consuming process, failure of which could result in significant penalties and suspension of one or more of our licenses.

Areas of the regulatory environment that may affect our ability to conduct business include, without limitation:

•                  Federal and state laws applicable to billing and claims payment and/or regulatory agencies enforcing those laws and regulations;

•                  Federal and state laboratory anti-mark-up laws;

•                  Federal and state anti-kickback laws;

•                  Federal and state false claims laws;

•                  Federal and state self-referral and financial inducement laws, including the federal physician anti-self-referral law, or the Stark Law;

•                  Coverage and reimbursement levels by Medicare, Medicaid, other governmental payors and private insurers;

•                  Restrictions on reimbursements for our services;

•                  Federal and state laws governing laboratory testing, including CLIA;

•                  Federal and state laws governing the development, use and distribution of diagnostic medical tests known as “home brews”;

•                  Health Insurance Portability and Accountability Act of 1996 (“HIPAA”);

•                  Federal and state regulation of privacy, security and electronic transactions;

•                  State laws regarding prohibitions on the corporate practice of medicine;

•                  State laws regarding prohibitions on fee-splitting;

•                  Federal, state and local laws governing the handling and disposal of medical and hazardous waste; and

•                  Occupational Safety and Health Administration (“OSHA”) rules and regulations.

The above noted laws and regulations are extremely complex and in many instances, there are no significant regulatory or judicial interpretations of such laws and regulations. We also may be subject to regulation in foreign jurisdictions as we seek to expand international distribution of our tests. Any determination that we have violated these laws, or the public announcement that we are being investigated for possible violations of these laws, would materially adversely affect our business, prospects, results of operations and financial condition. In addition, a significant change in any of these laws may require us to change our business model in order to maintain compliance with these laws, which could reduce our revenue or increase our costs and materially adversely affect our business, prospects, results of operations, and financial condition.

We are subject to significant environmental, health and safety regulation.

We are subject to licensing and regulation under federal, state and local laws and regulations relating to the protection of the environment and human health and safety, including laws and regulations relating to the handling, transportation and disposal of medical specimens, infectious and hazardous waste and radioactive materials, as well as to the safety and health of laboratory employees. In addition, OSHA has established extensive requirements relating to workplace safety for health care employers, including clinical laboratories, whose workers may be exposed to blood-borne pathogens such as HIV and the hepatitis B virus. These regulations, among other things, require work practice controls, protective clothing and equipment, training, medical follow-up, vaccinations, and other measures designed to minimize exposure to, and transmission of, blood-borne pathogens. In addition, the federally enacted Needlestick Safety and Prevention Act requires, among other things, that we include in our safety programs the evaluation and use of engineering controls such as safety needles if found to be effective at reducing the risk of needlestick injuries in the workplace. If we are found in violation of any of these regulations, we could be subject to substantial penalties or discipline and our business, prospects and results of operations could be materially and adversely affected.

We are subject to federal and state laws governing the financial relationship among healthcare providers, including Medicare and Medicaid laws, and our failure to comply with these laws could result in significant penalties and other material adverse consequences.

We anticipate that a component of our future revenue will be dependent on reimbursement from Medicare and state Medicaid programs. The Medicare program is administered by CMS which, like the states that administer their respective state Medicaid programs, imposes extensive and detailed requirements on diagnostic services providers, including, but not limited to, rules that govern how we structure our relationships with physicians, how and when we submit reimbursement claims and how we provide our specialized diagnostic services. Our failure to comply with applicable Medicare, Medicaid and other governmental payor rules could result in our inability to participate in a governmental payor program, our returning of funds already paid to us, civil monetary penalties, criminal penalties and/or limitations on the operational function of our laboratory. Any of these outcomes would have a material adverse effect on our business and results of operations.

Our business is subject to stringent laws and regulations governing the privacy, security and transmission of medical information, and our failure to comply could subject us to criminal penalties and civil sanctions.

Governmental laws and regulations protect the privacy, security and transmission of medical information. Such laws and regulations restrict our ability to use or disclose patient identifiable laboratory data, without patient authorization, for purposes other than payment, treatment or healthcare operations (as defined by HIPAA), except for disclosures for various public policy purposes and other permitted purposes outlined in the privacy regulations. The privacy and security regulations provide for significant fines and other penalties for wrongful use or disclosure of PHI, including potential civil and criminal fines and penalties. We also could incur damages under state laws to private parties for the wrongful use or disclosure of confidential health information or other private personal information.

Our product development efforts may be hindered if we are unable to gain access to patients’ tissue and blood samples.

The development of our diagnostic products requires access to tissue and blood samples from patients who have the diseases we are addressing. Our clinical development relies on our ability to secure access to these samples, as well as information pertaining to their associated clinical outcomes. Access to samples can be difficult since it may involve multiple levels of approval, complex usage rights and privacy rights, among other issues. Lack of or limited access to samples would harm our future product development efforts, which would have a material adverse effect on our business and results of operations.

If our current laboratory facility becomes inoperable or loses certification, we will be unable to perform our tests and our business will be materially adversely affected.

Our diagnostic tests are operated out of our CLIA-certified laboratory in Irvine, California. Currently, we do not have a second certified laboratory. Should our only CLIA-certified laboratory be unable to perform tests, for any reason, we may be unable to perform needed diagnostic tests in connection with our product development and our business will be materially adversely affected.

Our future success depends on the continued service from our scientific, technical and key management personnel and our ability to identify, hire and retain additional scientific, technical and key management personnel in the future.

There is intense competition for qualified personnel in our industry, particularly for laboratory technicians, scientific and medical experts, and senior level management. Loss of the services of, or failure to recruit, these key personnel functions could be significantly detrimental to us and could materially adversely affect our business and operating results. We may not be able to continue to attract and retain scientific and medical experts or other qualified personnel necessary for the development of our business or to replace key personnel who may leave us in the future. If our business grows, it will place increased demands on our resources and likely will require the addition of new management personnel. An inability to recruit and retain qualified management and employees on commercially reasonable terms would adversely and materially affect our business.

The FDA may decide to regulate Laboratory Developed Tests (“LDTs”), which could prevent us from offering existing tests and/or delay the introduction of new testing services.

During 2010, the FDA publicly announced that it has decided to exercise regulatory authority over LDTs and that it plans to issue guidance to the industry regarding its regulatory approach. The FDA has indicated that it will use a risk-based approach to regulation and will direct more resources to tests with wider distribution and with the highest risk of injury, but that it will be sensitive to the need to not adversely impact patient care or innovation. The FDA has not announced a framework or timetable for implementing its new regulatory approach. The regulatory approach adopted by the FDA may lead to an increased regulatory burden, including additional costs and delays in introducing new tests. While the ultimate impact of the FDA’s approach is unknown, it may be extensive and may result in significant change. Our failure to adapt to these changes could have a material adverse effect on our business.

As our operations expand, our costs to comply with environmental laws and regulations will increase, and failure to comply with these laws and regulations could materially harm our financial results.

Our operations involve the use, transportation, storage and disposal of hazardous substances and as a result we are subject to environmental and health and safety laws and regulations. As we expand our operations, our use of hazardous substances will increase and lead to additional and more stringent requirements. The cost to comply with these and any future environmental and health and safety regulations could be substantial. In addition, our failure to comply with laws and regulations, and any releases of hazardous substances into the environment or at our disposal sites, could expose us to substantial liability in the form of fines, penalties, remediation costs and other damages, or could lead to a curtailment or shut down of our operations. These types of events, if they occur, would materially adversely affect our financial results.

Any litigation to protect our intellectual property, or any third-party claims of infringement, could divert substantial time and money from our business and could shut down some of our operations.

Our commercial success depends, in part, on our non-infringement of the patents or proprietary rights of third-parties. Many companies developing technology for the biotechnology and pharmaceutical industries use litigation aggressively as a strategy to protect and expand the scope of their intellectual property rights. Accordingly, third-parties may assert that we are employing their proprietary technology without authorization. In addition, third-parties may claim that use of our technologies infringes their current or future patents. We could incur substantial costs defending against such allegations regardless of their merit, and the attention of our management and technical personnel could be diverted while defending ourselves against any of these claims. We may incur the same liabilities in enforcing our patents against others. We have not made any provision in our financial plans for potential intellectual property related litigation, and we may not be able to pursue litigation as aggressively as competitors with substantially greater financial resources.

If parties making infringement claims against us are successful, they may be able to obtain injunctive or other relief, which effectively could block our ability to further develop, commercialize, and sell products and/or services, and could result in the award of substantial damages against us. If we are unsuccessful in protecting and expanding the scope of our intellectual property rights, our competitors may be able to develop, commercialize, and sell products and/or services that compete against us using similar technologies or obtain patents that could effectively block our ability to further develop, commercialize, and sell our products and/or services. In the event of a successful claim of infringement against us, we may be required to pay substantial damages and either discontinue those aspects of our business involving the technology upon which we infringed or obtain one or more licenses from third-parties, which may not be available on commercially reasonable terms or at all. While we may license additional technology in the future, we may not be able to obtain these licenses at a reasonable cost, or at all. In that event, we could encounter delays in product introductions while we attempt to develop alternative methods or products, and such attempts may not be successful. Defense of any lawsuit or failure to obtain any of these licenses could prevent us from commercializing available products and/or services, which would have a material adverse effect on our business and results of operations.

We could face substantial liabilities if we are sued for product liability.

Product liability claims could be filed by someone alleging that our product failed to perform as claimed. We may also be subject to liability for errors in the performance of our tests. Such product liability and related claims could be substantial. Defense of such claims could be time consuming and expensive and could result in damages that are not covered by our insurance.

Exposure to possible litigation and legal liability may adversely affect our business, financial condition and results of operations.

In the past, we have been exposed to a variety of litigation claims and there can be no assurance that we will not be subject to other litigation in the future that may adversely affect our business, financial condition or results of operations. On February 14, 2011, Relator Michael Strathmann served us with a Complaint filed in the Superior Court of the State of California for the County of Orange. The Complaint alleged that we submitted false and fraudulent insurance claims to National Union Fire Insurance Company of Pittsburgh, PA in connection with a prior lawsuit that was settled with Nanogen, Inc., thereby allegedly violating the California Insurance Fraud Prevention Act, and sought penalties and unspecified treble damages. On May 4, 2011, the Superior Court dismissed the Complaint by ordering that it be stricken for violation of the California Anti-SLAPP statute, which prevents plaintiffs from filing abusive lawsuits against public policy. On June 15, 2011, Strathmann filed a Notice of Appeal with the California Court of Appeals, appealing the granting of the Motion to Strike. Subsequently, Strathmann filed a Notice of Appeal of the award of attorneys’ fees against him. On October 24, 2012, the California Court of Appeals reversed the Superior Court’s dismissal, finding that the anti-SLAPP statute was not applicable. Defense of this lawsuit could be time-consuming and expensive, and there can be no assurance that we will be successful in our defense.

Failure to effectively manage our growth could place strains on our managerial, operational and financial resources and could materially adversely affect our business and operating results.

Our growth has placed, and is expected to continue to place, a strain on our managerial, operational and financial resources. Any further growth by us or an increase in the number of our strategic relationships will increase this strain on our managerial, operational and financial resources. This strain may inhibit our ability to achieve the rapid execution necessary to successfully implement our business plan.

As a public company, we are subject to complex legal and accounting requirements that will require us to incur substantial expense and will expose us to risk of non-compliance.

As a public company, we are subject to numerous legal and accounting requirements that do not apply to private companies. The cost of compliance with many of these requirements is substantial, not only in absolute terms but, more importantly, in relation to the overall scope of the operations of a small company. Failure to comply with these requirements can have numerous material adverse consequences including, but not limited to, our inability to file required periodic reports on a timely basis, which would result in the loss of our eligibility to use Form S-3 for raising capital, loss of market confidence, delisting of our securities, governmental or private actions against us and/or liquidated damages payable to the holders our Series A Stock and Warrants. We cannot assure you that we will be able to comply with all of these requirements or that the cost of such compliance will not prove to be a substantial competitive disadvantage vis-à-vis our privately held and larger public competitors.

Ethical, legal and social concerns surrounding the use of genetic information could reduce demand for our test offerings.

Genetic testing has raised ethical issues regarding privacy and the appropriate uses of the resulting information. For these reasons, governmental authorities may call for limits on or regulation of the use of genetic testing or prohibit testing for genetic predisposition to certain conditions, particularly for those that have no known cure. Similarly, such concerns may lead individuals to refuse to use genetics tests even if permissible. Any of these scenarios could reduce the potential markets for our molecular diagnostic products, which reduction could have a material adverse effect on our business.

Risks Related To Investment In Our Securities

Small company stock prices are especially volatile, and this volatility may depress the price of our stock.

The stock market has experienced significant price and volume fluctuations, and the market prices of small companies have been highly volatile. We believe that various factors may cause the market price of our stock to fluctuate, perhaps substantially, including, among others, announcements of:

•                  our or our competitors’ technological innovations;

•                  supply, manufacturing, or distribution disruptions or other similar problems;

•                  proposed laws regulating participants in the laboratory services industry;

•                  developments in relationships with collaborative partners or customers;

•                  our failure to meet or exceed securities analysts’ expectations of our financial results; or

•                  a change in financial estimates or securities analysts’ recommendations.

In the past, companies that have experienced volatility in the market price of their stock have been the objects of securities class action litigation. If we become the object of securities class action litigation, it could result in substantial costs and a diversion of management’s attention and resources, all of which could materially adversely affect the business and financial results of our business.

Future sales or the potential for future sales of our securities in the public markets, including by the Selling Stockholders listing in the Selling Stockholders’ table of this prospectus, may cause the trading price of our common stock to decline and could impair our ability to raise capital through subsequent equity offerings.

Sales of a substantial number of shares of our common stock or other securities in the public markets, or the perception that these sales may occur, could cause the market price of our common stock or other securities to decline and could materially impair our ability to raise capital through the sale of additional securities. We have obligations to the Selling Stockholders that require us to register, on a registration statement, shares of common stock (i) underlying their issued and outstanding shares of Series A Stock, (ii) issuable as dividends and “make-whole” payments on their issued and outstanding Series A Stock, and (iii) issuable upon exercise of their Warrants.

We also have obligations to the investors in our April 2011 private placement that could require us to register shares of common stock held by them and shares issuable upon exercise of their warrants for resale on a registration statement. If we raise additional capital in the future through the use of our existing shelf registration statement or if we register existing, or agree to register future, privately placed shares for resale on a registration statement, such additional shares would be freely tradable, and, if significant in amount, such sales could further adversely affect the market price of our common stock. The sale of a large number of shares of our common stock also might make it more difficult for us to sell equity or equity-related securities in the future at a time and at the prices that we deem appropriate.

Our stock price could decline because of the potentially dilutive effect of future financings, preferred stock anti-dilution provisions or exercises of warrants and common stock options.

Assuming conversion of all convertible securities and exercise in full of all options and warrants outstanding as of December 7, 2012 (not taking into account any further price-based or anti-dilution adjustments related to the Series A Stock or Warrants and not including the payment of dividends, “make-whole” or redemption payments on the Series A Stock), approximately 3.7 million shares of our common stock would be outstanding, as compared to the approximately 1.1 million shares of our common stock that were issued and outstanding at that date. Any additional equity or convertible debt financings in the future could result in further dilution to our stockholders. Existing stockholders also will suffer significant dilution in ownership interests and voting rights and our stock price could decline as a result of potential future application of anti-dilution features of our Series A Stock and Warrants.

The holders of our Series A Stock may require us to redeem their Series A Stock in exchange for a cash payment or the issuance of common stock.

Upon the occurrence of certain triggering events set forth in our Certificate of Designation, the holders of our Series A Stock may require us to (A) redeem the Series A Stock for a cash payment of at least 130% of the stated value of the Series A Stock or (B) either redeem the Series A Stock in exchange for the issuance of common stock valued at a discount of 25% to the preceding 10 days’ VWAPs or increase the dividend payable on the Series A Stock to 18% per annum. If we were required to redeem the Series A Stock in exchange for a cash payment, our cash reserves would be severely depleted and we would have very limited financial resources remaining. If we were required to redeem the Series A Stock in exchange for the issuance of common stock, our existing stockholders would suffer significant dilution in ownership interests and voting rights and our stock price could decline.

We may fail to meet market expectations because of fluctuations in our quarterly operating results, all of which could cause our stock price to decline.

Our revenues and operating results have fluctuated in the past and may continue to fluctuate significantly from quarter to quarter in the future. It is possible that, in future periods, our revenues could fall below the expectations of securities analysts or investors, all of which could cause the market price of our stock to decline. The following are among the factors that could cause our operating results to fluctuate significantly from period to period:

•                  our unpredictable revenue sources;

•                  the nature, pricing and timing of our and our competitors’ products;

•                  changes in our and our competitors’ research and development budgets;

•                  expenses related to, and our ability to comply with, governmental regulations of our products and processes; and

•                  expenses related to, and the results of, patent filings and other proceedings relating to intellectual property rights.

We anticipate significant fixed expenses due in part to our need to continue to invest in product development. We may be unable to adjust our expenditures if revenues in a particular period fail to meet our expectations, all of which would materially adversely affect our operating results for that period. As a result of these fluctuations, we believe that period-to-period comparisons of our financial results will not necessarily be meaningful, and you should not rely on these comparisons as an indication of our future performance.

Our Common Stock may be delisted by the Nasdaq Capital Market if we cannot maintain Nasdaq’s listing requirements.

We are not currently in compliance with Nasdaq’s minimum bid price requirements. Our common stock is currently listed on the Nasdaq Capital Market which requires that, to maintain this listing, our common stock must continue to trade above $1.00 per share. In May and June 2012, our common stock had failed to meet this criterion for over 30 consecutive trading days. As a result, we were notified by Nasdaq that we have 180 calendar days from June 26, 2012 to regain compliance with Nasdaq Listing Rule 5550(a)(2) by reestablishing a minimum bid price of $1.00 per share or greater for ten consecutive trading days. In the event we do not regain compliance with Rule 5550(a)(2) prior to the expiration of the 180 calendar day period, Nasdaq will provide us with written notification that our securities are subject to delisting from the Nasdaq Capital Market. We cannot assure you that the bid price of our common stock will regain compliance with, or continue to meet, Nasdaq’s minimum listing standard.  As a result, the market for your shares may be limited, and it may be difficult for you to sell your shares at an acceptable price, or at all. In addition, a delisting may make it more difficult or expensive for us to raise additional capital in the future.

If we are delisted from the Nasdaq Capital Market, your ability to sell your shares of our common stock would also be limited by the penny stock restrictions, which could further limit the marketability of your shares.

If our common stock is delisted, it would come within the definition of “penny stock” as defined in the Securities Exchange Act of 1934 (the “Exchange Act”) and would be covered by Rule 15g-9 of the Exchange Act. That Rule imposes additional sales practice requirements on broker-dealers who sell securities to persons other than established customers and accredited investors. For transactions covered by Rule 15g-9, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser’s written agreement to the transaction prior to the sale. Consequently, Rule 15g-9, if it were to become applicable, would affect the ability or willingness of broker-dealers to sell our securities, and accordingly would affect the ability of stockholders to sell their securities in the public market. These additional procedures could also limit our ability to raise additional capital in the future.

As a public company, we are subject to complex legal and accounting requirements that will require us to incur substantial expense and will expose us to risk of non-compliance.

As a public company, we are subject to numerous legal and accounting requirements that do not apply to private companies. The cost of compliance with many of these requirements is substantial, not only in absolute terms but, more importantly, in relation to the overall scope of the operations of a small company. Failure to comply with these requirements can have numerous material adverse consequences including, but not limited to, our inability to file required periodic reports on a timely basis, which would result in the loss of our eligibility to use Form S-3 for raising capital, loss of market confidence, delisting of our securities, governmental or private actions against us and/or liquidated damages payable to the holders our Series A Stock and Warrants. We cannot assure you that we will be able to comply with all of these requirements or that the cost of such compliance will not prove to be a substantial competitive disadvantage vis-à-vis our privately held and larger public competitors.

Our reverse stock split may have a material adverse effect on our market capitalization.

On November 29, 2012, our stockholders approved granting our Board of Directors discretionary authority to effect a reverse split of our Common Stock. On December 4, 2012, we filed a Certificate of Amendment to our Certificate of Incorporation to effect a one-for-ten reverse stock split of our Common Stock. While the reverse stock split will temporarily address the de-listing of our Common Stock from The Nasdaq Capital Market due to our current failure to meet Nasdaq’s minimum bid price standard, our market float may decrease considerably due to the reverse stock split. Such reduced market float, along with a potential reduction in the sales volume of our Common Stock, may have a material adverse impact to our market capitalization and the market price of our Common Stock.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC.  You may read and copy any document we file with the SEC at its Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C.  20549.  Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our filings with the SEC are also available to the public at its web site at http://www.sec.gov/.

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC. Pursuant to the SEC rules, this prospectus, which forms a part of the registration statement, does not contain all of the information in the registration statement. You may read or obtain a copy of the registration statement from the SEC in the manner described above.

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.  The documents under Commission file number 001-33523 that we incorporate by reference are:

1.                                      Our Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on March 16, 2012;

2.                                      Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012, as filed with the SEC on May 11, 2012, August 10, 2012 and November 13, 2012, respectively;

3.                                      Our Current Reports on Form 8-K as filed with the SEC on March 1, 2012, April 11, 2012, June 22, 2012, June 29, 2012, August 23, 2012, October 1, 2012, October 9, 2012, October 25, 2012, November 26, 2012, December 4, 2012 and December 7, 2012 (other than information and exhibits furnished under Item 7.01); and

4.                                      The description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on June 6, 2007 pursuant to Section 12(b) of the Securities Exchange Act, including any amendment or report filed for the purpose of updating such description.

In addition, we incorporate by reference all reports and other documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act, as amended, (a) after the initial filing date of the registration statement of which this prospectus is a part and prior to the effectiveness of the registration statement and (b) after the effectiveness of the registration statement and prior to the termination of this offering, and all such reports and documents will be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents (except for information and exhibits furnished under Items 2.02 or 7.01 of our current reports on Form 8-K). Any document or statement incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such document or statement. Any document or statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference.  Requests for documents should be submitted to the Corporate Secretary, CombiMatrix Corporation, 310 Goddard, Suite 150, Irvine, California 92618, or by telephone at (949) 753-0624.  Exhibits to the documents will not be sent, unless those exhibits have specifically been incorporated by reference in this prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements regarding us which include, but are not limited to, statements concerning our plans and objectives for future operations, assumptions underlying such plans and objectives, projected results of operations, capital expenditures, earnings, management’s future strategic plans, product development, litigation, regulatory matters, market acceptance and performance of our products and services, the success and effectiveness of our technologies, planned clinical trials by our minority-owned subsidiary, our ability to retain and hire key personnel, the competitive nature of and anticipated growth in our markets, market position of our products and services, marketing efforts and partnerships, liquidity and capital resources, our accounting estimates, and our assumptions and judgments. All statements, other than statements of historical fact, are forward looking statements. Such statements are based on management’s current expectations, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “potential,” “believes,” “seeks,” “estimates,” “should,” “would,” “could,” “may,” “will”, “ongoing,” “with a view to,” “continue,” “our future success depends,” “seek to continue,” or the negative of these words and variations of these words or similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future results and are subject to a number of risks, uncertainties and assumptions that are difficult to predict and that could cause our actual results to differ materially and adversely from those described in the forward-looking statements as a result of various factors, including those set forth in the section “Risk Factors” beginning on page 6 of this prospectus and elsewhere in, or incorporated by reference into, this prospectus. Such factors include, but are not limited to the following:

•                  our ability to obtain additional financing for working capital on acceptable terms and in a timely manner;

•                  our ability to successfully increase the volume of our existing tests, expand the number of tests offered by our laboratory, increase the number of customers and partners and improve reimbursement for our testing;

•                  our ability to regain and maintain compliance with Nasdaq’s listing requirements;

•                  our ability to continue as a going concern;

•                  changes in consumer demand;

•                  our ability to attract and retain a qualified sales force and key technical personnel;

•                  our ability to successfully develop products;

•                  our ability to successfully introduce new technologies and services;

•                  rapid technological change in our markets;

•                  supply availability;

•                  the outcome of existing litigation;

•                  our ability to bill and obtain reimbursement for highly specialized tests;

•                  our ability to comply with regulations to which our business is subject;

•                  legislative, regulatory and competitive developments in markets in which we and our subsidiaries operate;

•                  our limited market capitalization;

•                  future economic conditions;

•                  other circumstances affecting anticipated revenues and costs; and

•                  those additional factors which are listed under the section “Risk Factors” beginning on page 6 of this prospectus.

These forward looking statements speak only as of the date of this prospectus and we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions, or circumstances on which any such statement is based, except as otherwise required by law. Additional factors that could cause such results to differ materially from those described in the forward looking statements are set forth in connection with the forward looking statements.

USE OF PROCEEDS

The Shares offered by this prospectus will be sold by the Selling Stockholders. We will not receive any proceeds from the sale of the Shares by the Selling Stockholders.

SELLING STOCKHOLDERS

The following table sets forth the number of shares of our Common Stock beneficially owned by the Selling Stockholders as of December 7, 2012.  The percentages shown in the table are based on 1,070,384 shares of Common Stock outstanding on that date.  Shares of Common Stock subject to options, warrants or other convertible securities which are exercisable within 60 days of December 7, 2012, are deemed to be beneficially owned by the person holding such options, warrants or other convertible securities for the purpose of computing the percentage of ownership of such person but are not treated as outstanding for the purpose of computing the percentage of any other person.  Except as described in the preceding sentence, shares of Common Stock issuable upon exercise of outstanding options, warrants and other convertible securities are not deemed to be outstanding.

The table assumes that the Selling Stockholders sell all the Shares offered by them under this prospectus and sell none of the other shares of our Common Stock owned by the Selling Stockholders, if any. We cannot estimate the number of shares of Common Stock that will be held by the Selling Stockholders after completion of this offering because the Selling Stockholders may sell all or some of the Shares and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the Shares.  The term “Selling Stockholders” includes the stockholders listed below and their respective transferees, assignees, pledgees, donees or other successors.  The Selling Stockholders reserve the right to accept or reject, in whole or in part, any proposed sale of Shares.  The Selling Stockholders also may offer and sell less than the number of Shares indicated.  The Selling Stockholders are not making any representation that any Shares covered by this prospectus will or will not be offered for sale. Except as indicated below in this section, we are not aware of any material relationship between us and the Selling Stockholders within the past three years other than as a result of the Selling Stockholders’ beneficial ownership of our Common Stock.

	Beneficially Owned Prior to Offering				Number of Shares Being Offered by		Beneficially Owned After Offering
Selling Stockholder(1)	Number of Shares(2)		Percent		Selling Stockholder in Offering(5)		Number of Shares	Percent

Alpha Capital Anstalt	53,412	(3)	4.99	%(3)	373,886	(6)	—	—

Alice Ann Corporation	25,005		2.28%		9,339	(7)	—	—

Robert G. Allison	53,412	(4)	4.99	%(4)	28,018	(8)	—	—

William H. Baxter Trustee FBO William H. Baxter Revocable Trust u/a dtd 7/3/96	17,503		1.61%		6,582	(9)	—	—

Gary A. Bergren	25,005		2.28%		9,339	(10)	—	—

Dennis D. Gonyea.	17,503		1.61%		6,582	(11)	—	—

Dorothy J. Hoel	17,503		1.61%		6,582	(12)	—	—

Preventive Cardiovascular Nurses Association	37,508		3.39%		13,787	(13)	—	—

Paul and Nancy Seel Joint Account WROS	17,503		1.61%		6,582	(14)	—	—

E Terry Skone TTEE E Terry Skone Rev Trust u/a dtd 11/30/2005	17,503		1.61%		6,582	(15)	—	—

(1)

The address for Alpha Capital Anstalt is Pradafant 7, LI-9490 Vaduz, Fürstentum Liechtenstein. The address for all other Selling Stockholders is c/o Perkins Capital Management, 730 East Lake Street, Wayzata, Minnesota 55391.

(2)

Although the conversion price of the Series A Stock was initially $4.9112, the conversion price adjusted to $1.9995 on December 6, 2012 in connection with the Second Closing and is subject to further adjustment on certain dates, including upon the effectiveness of the registration statement, of which this prospectus forms a part. For purposes of the registration statement, of which this prospectus forms a part, we have assumed that the conversion price of the Series A Stock is $1.9995 per share of Common Stock.  Please refer to “Recent Developments” beginning on page 1 of this prospectus for a detailed description of the conversion price adjustment provisions of the Series A Stock.

The assumptions should have no bearing on your investment decision and is not indicative of the likelihood of any future events.

The Warrants issued at the First Closing are not exercisable until April 1, 2013 and the Warrants issued at the Second Closing are not exercisable until June 6, 2013, and therefore the Common Stock underlying such Warrants are not included in this column.

(3)

The Series A Stock held by the Selling Stockholder is subject to a blocker that would prevent such Selling Stockholder’s ownership at any given time from exceeding 4.99% (which may be increased upon 61 days prior written notice from such stockholder, but not above 9.99%) of our outstanding Common Stock (the “Blocker”). Absent the Blocker, the Selling Stockholder would hold an aggregate of 1,000,249 Shares, or 48.31%, of our Common Stock. As noted above, the Warrants issued to this Selling Stockholder are not included in such ownership calculation.

(4)

The Series A Stock held by the Selling Stockholder is subject to the Blocker. Absent the Blocker, the Selling Stockholder would hold an aggregate of 75,017 Shares, or 6.55% of our Common Stock. As noted above, the Warrants issued to this Selling Stockholder are not included in such ownership calculation.

(5)

For purposes of the registration statement, of which this prospectus forms a part, we have assumed that each share of Series A Stock is convertible into 500 shares of Common Stock at a conversion price of $1.9995 per share of Common Stock. We have calculated the Shares included in the registration statement, of which this prospectus forms a part, by also assuming the payment of dividends on the Series A Stock issued at the First Closing, solely in shares of Common Stock, for a period of three years, resulting in the issuance of 39,401 Shares in the aggregate. For purposes of the dividend calculation in the preceding sentence, we assumed $6.00 to be the average of the VWAPs for the 5 consecutive trading days immediately prior to payment of the dividends.

The registration statement, of which this prospectus forms a part, does not register for resale all of the shares of Common Stock required to be registered under the Registration Rights Agreement. We will file an additional registration statement, pursuant to our obligations under the Registration Rights Agreement, to register additional shares of Common Stock for resale by the Selling Stockholders in the future.

If (i) the actual conversion price of the Series A Stock and/or (ii) the actual average of the VWAPs for the 5 trading days immediately prior to the payment of dividends on the Series A Stock is, in either case, an amount less than the amount assumed in the immediately preceding paragraph, additional shares of Common Stock will be issuable upon conversion of the Series A Stock and/or as dividends on the Series A Stock. In such case, we will file an additional registration statement, pursuant to our obligations under the Registration Rights Agreement, to register such additional shares of Common Stock for resale by the Selling Stockholders.

The assumptions should have no bearing on your investment decision and are not indicative of the likelihood of any future events. The VWAP assumptions are not a forecast of our future Common Stock market price. The assumptions are merely necessary to create a parameter on the Shares offered pursuant to the registration statement, of which this prospectus forms a part.

(6)

Represents 342,360 Shares issuable upon conversion of the Selling Stockholder’s Series A Stock and 31,526 Shares issuable as dividends and “make-whole” payments on the Selling Stockholder’s Series A Stock.

(7)	Represents 8,552 Shares issuable upon conversion of the Selling Stockholder’s Series A Stock and 787 Shares issuable as dividends and “make-whole” payments on the Selling Stockholder’s Series A Stock.

(8)

Represents 25,656 Shares issuable upon conversion of the Selling Stockholder’s Series A Stock and 2,362 Shares issuable as dividends and “make-whole” payments on the Selling Stockholder’s Series A Stock.

(9)	Represents 6,026 Shares issuable upon conversion of the Selling Stockholder’s Series A Stock and 556 Shares issuable as dividends and “make-whole” payments on the Selling Stockholder’s Series A Stock.

(10)	Represents 8,552 Shares issuable upon conversion of the Selling Stockholder’s Series A Stock and 787 Shares issuable as dividends and “make-whole” payments on the Selling Stockholder’s Series A Stock.

(11)	Represents 6,026 Shares issuable upon conversion of the Selling Stockholder’s Series A Stock and 556 Shares issuable as dividends and “make-whole” payments on the Selling Stockholder’s Series A Stock.

(12)	Represents 6,027 Shares issuable upon conversion of the Selling Stockholder’s Series A Stock and 555 Shares issuable as dividends and “make-whole” payments on the Selling Stockholder’s Series A Stock.

(13)

Represents 12,625 Shares issuable upon conversion of the Selling Stockholder’s Series A Stock and 1,162 Shares issuable as dividends and “make-whole” payments on the Selling Stockholder’s Series A Stock.

(14)	Represents 6,027 Shares issuable upon conversion of the Selling Stockholder’s Series A Stock and 555 Shares issuable as dividends and “make-whole” payments on the Selling Stockholder’s Series A Stock.

(15)	Represents 6,027 Shares issuable upon conversion of the Selling Stockholder’s Series A Stock and 555 Shares issuable as dividends and “make-whole” payments on the Selling Stockholder’s Series A Stock.

The Shares being offered in this prospectus by the Selling Stockholders consist of shares of Common Stock issuable (i) upon conversion of certain shares of our issued and outstanding Series A Stock and (ii) as dividends and “make-whole” payments on certain shares of our issued and outstanding Series A Stock. The Series A Stock was acquired by the Selling Stockholders pursuant to the Purchase Agreement.

The registration statement, including this prospectus, is being filed pursuant to the Registration Rights Agreement. In general, we have agreed to prepare and file any amendments and supplements to the registration statement relating to the Shares as may be necessary to keep the registration statement effective until such time as all of the Shares covered by this prospectus have been sold or until all of such Shares may be sold pursuant to an exemption from registration. Although the Registration Rights Agreement requires us to register for resale shares of Common Stock issuable in connection with any anti-dilution provisions in the Certificate of Designation or the Warrants issued at the First Closing, as of the date hereof such anti-dilution provisions have not been invoked and it would be impracticable for us to assume if or when such provisions would be invoked.

See “Recent Developments” beginning on page 1 of this prospectus for additional information regarding the sale and issuance of Series A Stock and Warrants to the Selling Stockholders.

This prospectus also covers any additional shares of our Common Stock which become issuable in connection with the shares being registered by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of Common Stock.

PLAN OF DISTRIBUTION

Each Selling Stockholder of the Shares and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their Shares covered hereby on The Nasdaq Capital Market or any other stock exchange, market or trading facility on which the Shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling Shares:

•                  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•                  block trades in which the broker-dealer will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•                  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•                  an exchange distribution in accordance with the rules of the applicable exchange;

•                  privately negotiated transactions;

•                  settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•                  in transactions through broker-dealers that agree with the Selling Stockholders to sell a specified number of such Shares at a stipulated price per security;

•                  through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•                  a combination of any such methods of sale; or

•                  any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell Shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of Shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the Shares or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Shares in the course of hedging the positions they assume. The Selling Stockholders may also sell Shares short and deliver these Shares to close out their short positions, or loan or pledge the Shares to broker-dealers that in turn may sell these Shares. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of Shares offered by this prospectus, which Shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the Shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Shares. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

The Selling Stockholders may from time to time pledge or grant a security interest in some or all of the Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Shares from time to time under this prospectus after the Company has filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus.

The Selling Stockholders also may transfer the Shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the Shares from time to time under this prospectus after the Company has filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the Shares. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because Selling Stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any Shares covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. The Selling Stockholders have advised us that there is no underwriter or coordinating broker acting in connection with the proposed sale of the resale Shares by the Selling Stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the Shares may be resold by the Selling Stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) such time as all of the Shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale Shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale Shares covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale Shares may not simultaneously engage in market making activities with respect to the Common Stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of our securities by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Dorsey & Whitney LLP, Costa Mesa, California.

EXPERTS

The consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2011 and incorporated into this prospectus by reference have been audited by Haskell & White LLP, an independent registered public accounting firm, to the extent and for the period set forth in their report (which contains an explanatory paragraph relating to our ability to continue as a going concern) and are incorporated in this prospectus by reference in reliance upon such report given upon the authority of them as experts in auditing and accounting.

The consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2010 and incorporated into this prospectus by reference have been audited by Peterson Sullivan LLP, an independent registered public accounting firm, to the extent and for the period set forth in their report (which contains an explanatory paragraph relating to our ability to continue as a going concern) and are incorporated in this prospectus by reference in reliance upon such report given upon the authority of them as experts in auditing and accounting.